UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

21002117

SEC Mail Processing Section
MAR 02 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC PACIFIC CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE DOCK STREET, SUITE 404
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BOSSONE 203-861-5480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

51 LOCUST AVENUE (Address) NEW CANAAN (City) CT (State) 06840 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BOSSONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC PACIFIC CAPITAL INC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JASPER MUI
NOTARY PUBLIC
My Commission Expires Aug. 31, 2025

Anthony Bossone
Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.
Consolidated Financial Statements and Supplemental Information
December 31, 2020

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2020

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder and Sole Director
of Atlantic-Pacific Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and Subsidiaries (collectively, the "Company") as of December 31, 2020, the related consolidated statements of operations, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and Subsidiaries as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc.'s Unconsolidated Statement of Financial Condition has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial

statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as Atlantic-Pacific Capital Inc. and Subsidiaries' auditor since 2004.

New Canaan, Connecticut

February 23, 2021

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2020

Assets	
Current assets	
Cash	$ 17,716,871
Placement fees receivable	7,934,346
Due from funds, net of allowance for doubtful accounts of $80,363	38,407
Other current assets	94,776
Total current assets	25,784,400
Operating lease right-of-use assets	2,608,121
Placement fees receivable	2,075,161
Property and equipment, net	358,445
Other assets	36,271
Total assets	$ 30,862,398
Liabilities and stockholder's equity	
Current liabilities	
Accrued compensation	$ 4,044,161
Deferred revenue	1,168,000
Accounts payable and other accrued expenses	871,319
Note payable	745,000
Operating lease liabilities	339,376
Total current liabilities	7,167,856
Long term liabilities	
Operating lease liabilities	2,834,956
Deferred tax	25,000
Total long term liabilities	2,859,956
Total liabilities	10,027,812
Stockholder's equity	
Common stock	1
Additional paid-in-capital	178,610
Retained earnings	21,478,294
Accumulated other comprehensive loss	(822,319)
Total stockholder's equity	20,834,586
Total liabilities and stockholder's equity	$ 30,862,398

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Placement fees	$ 16,006,837
Client reimbursed expenses	241,674
Interest income	324,628
Total revenues	16,573,139
Operating expenses	
Compensation and related benefits	11,592,106
General and administrative	2,017,083
Professional fees	634,201
Client reimbursed expenses	241,674
Travel	166,675
Depreciation and amortization	63,925
Total operating expenses	14,715,664
Income from operations before income taxes	1,857,475
Income tax provision	350,364
Net income	$ 1,507,111

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2020

Net income	$ 1,507,111
Other comprehensive loss	
Foreign currency translation adjustment	68,784
Defined benefit pension plan:	
Reclassified from accumulated other comprehensive income	(1,379,018)
Other comprehensive loss	(1,310,234)
Comprehensive income	$ 196,877

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholder's Equity
Balance, December 31, 2019	$ 1	$ 178,610	$ 19,971,183	$ 487,915	$ 20,637,709
Net income	-	-	1,507,111	-	1,507,111
Minimum pension liability reclasification	-	-	-	(1,379,018)	(1,379,018)
Currency translation adjustment	-	-	-	68,784	68,784
Balance, December 31, 2020	$ 1	$ 178,610	$ 21,478,294	$ (822,319)	$ 20,834,586

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 1,507,111
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	63,925
Non-cash operating lease expense	102,132
Deferred tax benefit	(50,000)
Minimum pension liability reclassification from accumulated other comprehensive income	(1,379,018)
Changes in operating assets and liabilities:	
Placement fees receivable	157,620
Due from funds	508,986
Other assets	94,751
Accrued compensation	4,044,161
Accrued defined benefit plan obligation	(210,674)
Accounts payable and other accrued expenses	(216,844)
Deferred revenue	462,496
Net cash provided by operating activities	5,084,646
Cash flows from investing activities	
Capital expenditures	(241,452)
Net cash used in investing activities	(241,452)
Cash flows from financing activities	
Note payable	745,000
Net cash provided by financing activities	745,000
Effect of foreign exchange rates	68,784
Net increase in cash	5,656,978
Cash - beginning of year	12,059,893
Cash - end of year	$ 17,716,871
Supplemental cash flow disclosure:	
Cash paid during the year for:	
Domestic and foreign income taxes	$ 150,543

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated in consolidation.

The United Kingdom left the European Union on January 31, 2020, referred to as Brexit, subject to transitional arrangements which ended on December 31, 2020. The transition period ended with arrangements in place between the United Kingdom and the Member States of the European Union. Such an exit from the European Union is unprecedented and the medium to long-term consequences for our business remain uncertain. This change may impact how APC Ltd. conducts its business across Europe and APC Ltd. incorporated a wholly-owned subsidiary in Malta, Atlantic-Pacific Capital Malta Limited, to facilitate future regulated activities within select Member States of the European Union.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation

The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd. and APC Asia Ltd. are translated into U.S. Dollars at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of other comprehensive loss on the statement of consolidated comprehensive income.

Revenue and Expense Recognition
The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company follows a five step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent for Funds and provides related services. Revenue from placement fees is generally recognized at the point in time that performance under the arrangement is completed (i.e., upon acceptance of capital or capital commitments by a Fund). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside the Company's control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the customer are recognized over time. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services which are recorded as deferred revenue on the consolidated statement of financial condition when received. Retainer fees are recognized as revenue when placement fees are earned to the extent those placement fees exceed the amount of retainer fees received and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable
Placement fees receivable are typically due over one to three years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees receivable accrue interest at various rates that range from 2.34% to 7.5%. The Company recognized $251,121 of interest income on the unpaid balance for the year ended December 31, 2020. When there is no stated interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 3.8%. Placement fees may be prepaid in whole or in part any time without premium or penalty. The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2020, the Company had no allowance for doubtful accounts.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents.

Net Revenue Participation
Pursuant to the Company's incentive compensation program, certain employees, under specific circumstances, are compensated at awarded percentages of placement fees and interest received less operating expenses incurred during a given calendar year ("net revenue participation"). The awards are approved by management at the beginning of each calendar year. The Company recognizes net revenue participation expense quarterly as earned by the employees and is calculated based on placement fees and interest received less operating expenses incurred by the

Company. Such incentive compensation is typically paid within 30 days after the end of each calendar quarter. Net revenue participation expense is included in compensation and related benefits on the consolidated statement of operations and any earned but unpaid incentive compensation is included in accrued compensation on the consolidated statement of financial condition.

Due from Funds

The Company is reimbursed by the Funds for all reasonable travel, telephone, printing, postage and other out-of-pocket expenses incurred in relation to the capital raising services provided. The Company recognizes an allowance for uncollectible reimbursable expenses due from Funds by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2020, the Company had an allowance of $80,363 for doubtful accounts.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation and amortization are provided using straight line methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. At December 31, 2020, property and equipment consisted of the following:

Asset	Life		Carrying Value
Computer equipment and software	3 - 5 years	$	105,427
Furniture and fixtures	4 - 7 years		326,759
Leasehold improvements	The lesser of the life of lease or the leasehold improvements		531,204
			963,390
Less accumulated depreciation and amortization			(604,945)
Property and equipment, net		$	358,445

Operating Leases

The Company grosses-up the consolidated statement of financial condition upon recognition of all leases with lease terms of more than 12 months as operating lease right-of-use assets and operating lease liabilities associated with the present value of future minimum rental payments required under operating leases as disclosed in Note 5. Operating leases are expensed on a straight line basis.

Income Taxes

The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2017 through 2020 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the financial statements include an allowance for doubtful accounts and assumptions used to determine the pension liabilities. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company identified fees and other receivables (limited to receivables related to private placement of securities) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative effect adjustment to the opening stockholder's equity as of January 1, 2020. The Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company has not provided an allowance for credit losses at December 31, 2020.

3. Aged Analysis of Placement Fees Receivable

The following table summarizes the aging of the Company's placement fees receivable at December 31, 2020:

	Total Not Past Due	1-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Total Placement Fees Receivable
Placement fees receivable	$ 9,967,007	$ 42,500	$ -	$ -	$ 42,500	$10,009,507
Total	$ 9,967,007	$ 42,500	$ -	$ -	$ 42,500	$10,009,507

4. Provision for Income Taxes

Income taxes consisted of the following for the year ended December 31, 2020:

Current tax expense	
APC, Inc.	$ 360,612
APC Ltd.	35,522
APC Asia Ltd.	4,230
Total current tax expense	400,364
Deferred tax benefit	
APC, Inc.	(50,000)
Total deferred tax benefit	(50,000)
Total income tax expense	$ 350,364

APC, Inc. has recorded a deferred tax liability of $25,000 relating to certain state and city taxes which APC, Inc. is responsible for. APC, Inc.'s deferred tax liabilities primarily result from placement fees receivable.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through April 2029. The Company has no finance leases.

Operating lease right-of-use assets and liabilities consisted of the following at December 31, 2020:

Assets	
Operating lease right-of-use assets	$ 2,608,121
Liabilities	
Operating lease liabilities, current	339,376
Operating lease liabilities, long term	2,834,956
Total operating lease liabilities	$ 3,174,332

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,	
2021	$ 772,523
2022	515,922
2023	517,572
2024	544,679
2025	559,058
2026 and thereafter	1,725,154
Total minimum payments required	$ 4,634,908
Less short-term leases	(42,936)
Less imputed interest	(1,417,640)
Total operating lease liabilities	$ 3,174,332

The following is a schedule of total lease cost for the year ended December 31, 2020 which is reflected on the consolidated statement of operations as a component of general and administrative expenses:

Operating lease cost	$ 914,602
Short-term lease cost	109,984
Total lease cost	$ 1,024,586

Additional information regarding the Company's leases at December 31, 2020 is as follows:

Cash paid for amounts included in the measurement of operating liabilities $762,583

Weighted average remaining lease term 8.4 years

Weighted average discount rate 6.65%

At December 31, 2020, the Company had $426,232 of outstanding standby letters of credit ("LOCs") issued in lieu of security deposits on two of these operating leases. The LOCs are fully secured by certificates of deposit included in cash on the Company's consolidated statement of financial condition.

6. Profit Sharing Plan and Pension Plan

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its domestic employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $135,369 for the year ended December 31, 2020. The Company also contributed to individual retirement accounts for its foreign employees in the United Kingdom and Hong Kong and contributions totaled $37,040 for the year ended December 31, 2020.

The Company also sponsored a defined benefit pension plan (the "Plan"), covering eligible employees who are 21 years of age with one or more years of service. Pension benefits earned prior to January 1, 2018 were based upon a percentage of the participant's compensation for each year of service, and annually adjusted to reflect investment returns greater than or less than a specified target rate. Effective December 31, 2017, the Plan was amended to eliminate the earning of new benefits under the existing plan formula, though such benefits will continue to be adjusted annually to reflect investment returns. Effective January 1, 2018, additional benefits are earned under a market-based cash balance design where participants are credited annually with an amount equal to a percentage of compensation for each year, adjusted with investment returns on the Plan assets. The Company's funding policy was to contribute the amount required to fully fund the Plan's current liability or the amount necessary to meet the applicable regulations. The Plan was frozen on December 31, 2019 in anticipation of it being terminated in 2020. This resulted in curtailment accounting including full recognition of the prior service cost. The Plan was terminated on July 15, 2020 and all benefit liabilities were paid during 2020, resulting in a settlement gain being recognized.

The components of net periodic benefit cost, assumptions, change in projected benefit obligation, change in Plan assets and the funded status reconciliation for the Plan at December 31, 2020 are as follows:

Components of net periodic benefit cost	
Interest cost	$ 163,413
Expected return on Plan assets	(182,301)
Amortization of net gain	(39,193)
Net periodic benefit cost	(58,081)
Recognition of net gain due to settlement	(1,302,164)
Total benefit cost	$ (1,360,245)
Weighted average assumptions used to determine net periodic benefit cost and benefit obligation	
Discount rate at December 31	4.05%
Weighted average rate of compensation increase	n/a
Expected long-term return on Plan assets	5.50%
Change in projected benefit obligation	
Benefit obligation at the beginning of the year	$ 7,091,898
Interest cost	163,413
Actuarial loss	(670,714)
Impact of settlement	(6,584,597)
Benefit obligation at the end of the year	$ -

Change in Plan assets	
Fair value of the Plan assets at the beginning of the year	$ 6,881,224
Actual return on Plan assets	(457,239)
Employer contributions	160,612
Impact of settlement	(6,584,597)
Fair value of the Plan assets at the end of the year	$ -
Unfunded status	$ -
Amount recognized in the statement of financial condition	
Accrued defined benefit plan obligation	$ -
Amount recognized in the statement of operations	
Reclassified from accumulated other comprehensive income to compensation and related benefits	$ 1,379,018

7. Covid-19 Pandemic and CARES Act Funding

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. As of the date of the audit report, the COVID-19 pandemic continues to persist domestically and globally. At the current time, management is unable to predict how COVID-19 will affect the Company's future financial performance due to the uncertainties surrounding the severity and duration of the pandemic.

On April 20, 2020, the Company entered into a federally guaranteed loan agreement for $745,000 with a lender pursuant to a new loan program through the Small Business Administration as a result of the Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief, and Economic Security Act and amended by the Paycheck Protection Program Flexibility Act of 2020. As of December 31, 2020, the Company has used the entire loan proceeds to fund its payroll and office rental expenses. The Company believes that it has met the PPP eligibility criteria for forgiveness and the note payable is expected to be forgiven. The Company recorded the entire note payable as a liability at December 31, 2020 on the consolidated statement of financial condition. The Company anticipates recognizing the entire note payable as other income on the consolidated statement of operations upon the note payable being forgiven officially, to the extent that any amount is deemed unforgivable, such amount is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

9. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to an affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2020 totaled $2,141. The Company has been reimbursed by the affiliate for the full amount.

An officer of the Company has provided a personal guarantee of an office lease obligation.

10. Customer Securities – Possession and Control Requirements

The Company is considered a Non-Covered firm in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff and as a result does not claim an exemption from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers and does not carry PAB accounts.

11. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2020, the Company had net capital of $5,994,365 which was $5,443,434 in excess of the minimum net capital requirement of $550,931. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.0.

Supplemental Information
December 31, 2020

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2020

Stockholder's equity	$ 16,501,027
Less: nonallowable assets	
Placement fees receivable	10,009,507
Investment in affiliates	761,750
Due from funds, net	38,407
Other assets	69,934
Property and equipment, net	358,445
Total nonallowable assets	11,238,043
Less: haircuts	13,619
Add: Note payable expected to be entirely forgiven	745,000
Net capital	$ 5,994,365
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	550,931
Excess net capital	$ 5,443,434
Excess net capital at 1000 percent	$ 5,167,968
Aggregate indebtedness	
Accrued compensation	$ 2,893,199
Accounts payable and other accrued expenses	659,579
Operating lease liabilities, net	566,211
Deferred revenue	1,168,000
Due to affiliate	2,976,978
Total aggregate indebtedness	$ 8,263,967
Ratio: Aggregate indebtedness to net capital	1.38 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2020

The net capital computation above does not differ from the net capital computation filed by the Company per FOCUS Report on January 27, 2021.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2020

The Company is considered a Non-Covered firm and does not claim an exemption under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2020
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 17,716,871	$ (3,419,919)	$ 14,296,952
Placement fees receivable	7,934,346	-	7,934,346
Other current assets	94,776	(41,342)	53,434
Due from funds, net	38,407	-	38,407
Total current assets	25,784,400	(3,461,261)	22,323,139
Operating lease right-of-use assets	2,608,121	307,419	2,915,540
Placement fees receivable	2,075,161	-	2,075,161
Property and equipment, net	358,445	-	358,445
Other assets	36,271	(19,771)	16,500
Investment in affiliates	-	761,750	761,750
Total assets	$ 30,862,398	$ (2,411,863)	$ 28,450,535
Liabilities and stockholder's equity			
Current liabilities			
Accrued compensation	$ 4,044,161	$ (1,150,962)	$ 2,893,199
Deferred revenue	1,168,000	-	1,168,000
Accounts payable and other accrued expenses	871,319	(211,740)	659,579
Note payable	745,000	-	745,000
Operating lease liabilities	339,376	158,656	498,032
Due to affiliates	-	2,976,978	2,976,978
Total current liabilities	7,167,856	1,772,932	8,940,788
Long term liabilities			
Operating lease liabilities	2,834,956	148,763	2,983,719
Deferred tax	25,000	-	25,000
Total long term liabilities	2,859,956	148,763	3,008,719
Total liabilities	10,027,812	1,921,695	11,949,507
Stockholder's equity	20,834,586	(4,333,558)	16,501,028
Total liabilities and stockholder's equity	$ 30,862,398	$ (2,411,863)	$ 28,450,535

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder and Sole Director
of Atlantic-Pacific Capital, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Atlantic-Pacific Capital, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising capital from institutional investors and accredited investors for interests in private limited partnerships and other investment vehicles that are not registered or publicly traded. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Atlantic-Pacific Capital, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic-Pacific Capital, Inc 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT
February 23, 2021

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

ATLANTIC PACIFIC CAPITAL

Atlantic-Pacific Capital, Inc.'s Exemption Report

Atlantic-Pacific Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising capital from institutional investors and accredited investors for interests in private limited partnerships and other investment vehicles that are not registered or publicly traded and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Atlantic-Pacific Capital, Inc.

I, Anthony Bossone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Anthony Bossone
Chief Financial Officer

February 3, 2021